Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

RESTATED CERTIFICATE OF INCORPORATION OF

IMUNON, INC.

Imunon, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

FIRST: The name of the Corporation is Imunon, Inc.

SECOND: This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 22, 2023, as amended by the Certificate of Amendment filed with the Secretary of State on July 11, 2025 (as amended, the “Certificate of Incorporation”).

THIRD: The amendment to the Certificate of Incorporation below has been duly adopted by the board of directors of the Corporation and the stockholders of the Corporation pursuant to Section 242 of the DGCL.

FOURTH: The Certificate of Incorporation is hereby amended by adding the following paragraph immediately following the first paragraph of Article FOURTH.

“Effective as of July 25, 2025 at 12:01 a.m. ET and upon the filing of the Certificate of Amendment to Restated Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware (the “Effective Date”), the shares of Common Stock, par value $0.01 per share, of the Corporation issued and outstanding immediately prior to the Effective Date and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time (the “Old Shares”) shall, automatically and without any action on the part of the respective holders thereof, be reclassified as and combined into a smaller number of shares such that each fifteen (15) shares of issued and outstanding Common Stock immediately prior to the Effective Time are combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split. Any fractional shares that would otherwise be issuable as a result of the Reverse Stock Split will be rounded up to the nearest whole share. Each stock certificate representing the Old Shares immediately prior to the Effective Date shall thereafter, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock outstanding after the Effective Date into which the Old Shares represented by such certificate shall have been combined; provided however, that each holder of record of a stock certificate or certificates representing the Old Shares may receive, upon surrender of such certificate or certificates, a new certificate or certificates representing the number of whole shares of Common Stock to which such holder is entitled pursuant to the Reverse Stock Split or, at the discretion of the Corporation and unless otherwise instructed by such holder, book-entry shares in lieu of a new certificate or certificates representing the number of whole shares of Common Stock to which such holder is entitled pursuant to the Reverse Stock Split. The shares of Common Stock issued in connection with the Reverse Stock Split shall have the same rights, preferences and privileges as the Old Shares. The number of authorized shares of Common Stock of the Corporation and the par value of the Common Stock shall remain as set forth in the Restated Certificate of Incorporation.

FIFTH: This Certificate of Amendment, and the amendment effected hereby, shall become effective at 12:01 a.m. (Eastern Time) on July 25, 2025.

IN WITNESS WHEREOF, Imunon, Inc. has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its duly authorized officer on this 21st day of July, 2025.

IMUNON, INC.

By:	/s/ Stacy R. Lindborg
Name:	Stacy R. Lindborg
Title:	Chief Executive Officer and President